[Letterhead of ACCO World Corporation]

July 15, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ACCO World Corporation Registration Statement on Form S-4 File No. 333-124946

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), ACCO World Corporation (to be renamed ACCO Brands Corporation, the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 (File No. 333-124946), as amended on June 22, 2005 by Amendment No. 1 thereto and as further amended on July 15, 2005 by Amendment No. 2 thereto (such Registration Statement, as amended, the “Registration Statement”), relating to shares of Common Stock, par value $.01 per share (including the associated preferred share purchase rights), of the Company so that the Registration Statement shall become effective at 5:30 p.m. Eastern time on July 15, 2005.

     The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Company has not engaged any underwriter, dealer or agent in connection with the distribution of any of the securities to which the Registration Statement relates. The Company also acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	-2-	July 15, 2005

Very truly yours, ACCO WORLD CORPORATION
By:	/s/ Mark A. Roche
	Name:	Mark A. Roche
	Title:	Secretary

VIA EDGAR AND FACSIMILE